NON-EXCLUSIVE SPECIAL ADVISORY SERVICES AGREEMENT

This Special Advisory Services Agreement dated as of October 30, 2008 is entered into by and between Single Touch Systems Inc., a Delaware corporation (the "Company") with its headquarters in San Diego, California and Peltz Capital Management, LLC, a Delaware limited liability company (the "Special Advisor"), with offices in New York and California.

RECITALS

WHEREAS, the Special Advisor has experience in corporate, financial and marketing matters; and

WHEREAS, the Special Advisor desires to provide certain corporate and business consulting services to the Company and the Company desires to retain the Special Advisor to provide such services to the Company.

AGREEMENT

NOW THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

1.   Retention. The Company hereby retains the Special Advisor on a non-exclusive basis, and the Special Advisor agrees to be retained by the Company and to perform the Services (defined below) to the Company on a non-exclusive basis on the terms and conditions set forth herein. The parties agree that the Special Advisor shall be retained by the Company as an independent contractor and not as an employee of the Company.

2.   Term. The term of this Agreement shall commence on the date hereof and end on September 30, 2009; provided, that this Agreement shall renew for up to two additional one-year terms commencing on September 30th of each year unless on or prior to September 20th of such year either party delivers a notice of non-renewal to the other (in which case this Agreement shall terminate on the date set forth in the notice), unless sooner terminated pursuant to the terms of this Agreement.

3.   Duties of Special Advisor.   The Special Advisor's duties are limited solely to providing the Services to the Company (but not any affiliate thereof). The Special Advisor has no authority to make any decisions on behalf of the Company, and the Special Advisor is not acting as an agent or fiduciary of the Company, the security holders or creditors of the Company, or any other person in connection with this Agreement.

During the term of this Agreement, the Special Advisor shall use commercially reasonable efforts to perform the following (the "Services"):

a.) identify and introduce the Company to potential business partners including targeted retailers and brands and advise the Company with respect to proposals received from such potential business partners;

b.) advise the Company on financing and capital market strategies;

c.) advise the Company in developing an ongoing strategy to market its products and expand its sales and revenues, including presentations to strategic end users of the Company's products and services;

d.) familiarize itself with the business, financial condition, and prospects of the Company, its assets, its technology and its general prospects, direction and business plan;

e.) review private placement offering memorandums and presentation materials of the Company; and

f.) advise the Company on any other matters which the Company and the Special Advisor may expressly agree in writing.

All communications between the Company and the Special Advisor shall be directed, in the case of the Company, to Anthony Macaluso or the Board of Directors, and, in the case of the Special Advisor, shall be directed to Andy Peltz or Harlan Peltz by Anthony Macaluso or the Board of Directors.

4.   Compensation. No compensation to be granted to the Special Advisor under this Agreement shall be in any way contingent upon the completion of any transaction by the Company or any of its affiliates, including but not limited to any offering of securities, any merger or sale, or any agreement or business relationship entered into with any third party. In consideration for making itself available and using commercially reasonable efforts to perform the Services pursuant to this Agreement, the Special Advisor agrees to accept and the Company agrees to grant to the Special Advisor compensation in the form of a warrant for the purchase of Five Million Nine Hundred Fifty Two Thousand Three Hundred Sixty Two (5,952,362) shares of common stock of the Company at an exercise price of $2.10 per share, with such warrant to be issued pursuant to the warrant agreement attached hereto as Exhibit A (the "Warrant Agreement"). All warrants, once vested, shall not be subject to revocation, cancellation or termination for any reason whatsoever except to the extent expressly set forth in the warrant agreement for any such warrant. Any holder (a "Holder") of warrants issued pursuant to the Warrant Agreement will have the benefit of certain registrations rights pursuant to a registration rights agreement in the form attached hereto Exhibit B (the "Registration Rights Agreement"). To the extent that the Company at any time grants registration rights to any person that are more favorable with respect to such person than the registration rights granted under the Registration Rights Agreement with respect to a Holder, the Registration Rights Agreement for each such Holder will be automatically amended to include such more favorable registration rights. Each Holder may exercise registration rights acquired pursuant to such an automatic amendment independent of the exercise of similar registration rights by the person who received the registration rights that gave rise to such amendment. By way of example, if a person is given demand registration rights, the Registration Rights Agreement of each Holder will be amended

without further action by any party to include such demand registration rights, and such demand registration rights may be exercised by each Holder regardless of whether the demand registration rights have been exercised by the person or persons initially given such demand registration rights.

5. Press Release. The Special Advisor recognizes that as a publicly traded company the Company is required to make a public press release announcing the engagement of the Special Advisor. The Special Advisor shall cooperate with the Company in drafting the press release and shall review and approve the content and timing of the press release, prior to its dissemination. Such approval shall not be unreasonably withheld.

6. Confidentiality. The Special Advisor acknowledges that as a consequence of its relationship with the Company, it has been and will continue to be given access to ideas, trade secrets, technology information, contracts pending, business plans and other confidential and proprietary information of the Company which has not been made public (collectively, "Confidential Information"). The Special Advisor agrees to maintain in confidence and not to disclose directly or indirectly to any third parties for any purpose (other than the performance hereof) the Confidential Information for the term of this Agreement and a period of two years thereafter, unless previously approved by the Company in writing or otherwise found in the public domain. Upon termination of the Agreement, the Special Advisor shall immediately return all Confidential Information related to the Company under this Agreement.

7. Compliance with Law. The Special Advisor agrees that in performing this Agreement the Special Advisor and its agents and affiliates shall comply with (i) the applicable provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, the applicable rules and regulations of the Securities and Exchange Commission thereunder, the statutes of any state security commissions and departments, the applicable rules and regulations of the Financial Industry Regulatory Authority and any other applicable federal or state laws, rules and regulations.

8. Indemnity. The Company agrees to provide indemnification, contribution and reimbursement to the Special Advisor and certain other parties in accordance with, and the Company further agrees to be bound by the other provisions set forth in, Schedule A attached hereto, which Schedule A is incorporated herein and made a part hereof.

9. Termination. Either party may terminate this Agreement upon 30 days written notice to the other party hereto. Notwithstanding a termination of this Agreement pursuant to the expiration of its term set forth in Section 2 or a termination pursuant to this Section 9, the provisions of Section 6, 8 and 10 of this Agreement shall survive the termination of this Agreement.

10. Applicable Law and Venue. The provisions of this Agreement will be construed in accordance with the laws of the State of New York. The parties agree that any action concerning this Agreement must be brought in a federal district court within

the State of New York and they do hereby submit to the jurisdiction of such court regardless of their residence or where this Agreement may be executed.

11. Counterparts. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same Agreement.

12. Due Authority. By signing below, the signatories warrant that they have the authority to execute this Agreement on behalf of the party indicated and all actions necessary to authorize the execution of this Agreement have been taken.

13. Not Exclusive. This Agreement is not exclusive, and no business activities between third parties and the Company or the Special Advisor shall be prohibited, restricted or otherwise limited by this Agreement. For the avoidance of doubt, the parties hereby agree that the Special Advisor and the Company may engage in activities of the type contemplated hereunder with other persons, including but not limited to (i) the Company retaining persons other than the Special Advisor to provide corporate, financial, marketing or other types of strategic and/or business consulting and advising services, (ii) the Special Advisor providing corporate, financial, marketing or other types of business consulting and advising services to persons other than the Company, including competitors thereof and of the Company's affiliates and (iii) the Special Advisor investing in, acquiring or otherwise taking positions in the debt or equity (and/or voting the equity) of the Company or its affiliates. The Special Advisor agrees to make itself reasonably available to the Company, and the Company hereby acknowledges and agrees that the Special Advisor may have significant obligations with regards to other persons during the term of this Agreement that may impact the Special Advisor's ability to promptly perform the duties and services contemplated by this Agreement and any reasonable delay on account of such other obligations shall not be a breach of this Agreement or otherwise give rise to any liability of the Special Advisor.

[SIGNATURE PAGE FOLLOWS]

If the foregoing sets forth your understanding of our Agreement, kindly indicate your compliance on the space provided below.

AGREED AND ACCEPTED BY:

Single Touch Systems Inc.

By: ___/s/Anthony Macaluso_____
Name: Anthony Macaluso
Title:

Peltz Capital Management, LLC

By: ___/s/Harlan Peltz_____
Name: Harlan Peltz
Title: Member

SCHEDULE A

This Schedule is attached to, and constitutes a material part of, that certain Special Advisory Services Agreement dated as of October [30], 2008 is entered into by and between Single Touch Systems Inc., a Delaware corporation (the "Company") with its headquarters in San Diego, California and Peltz Capital Management, a Delaware corporation (the "Special Advisor"), with offices in New York and California. Unless otherwise noted, all capitalized terms used herein shall have the meanings set forth in the Agreement.

As a material part of the consideration for the agreement of the Special Advisor to furnish its services under the Agreement, the Company agrees (i) to indemnify and hold harmless the Special Advisor and its affiliates, and their respective past, present and future directors, officers, shareholders, partners, members, employees, agents, representatives, advisors, subcontractors and controlling persons (collectively, the "Indemnified Parties"), to the fullest extent lawful, from and against any and all losses, claims, damages or liabilities (or actions in respect thereof), joint or several, arising out of or relating to the Agreement, the Special Advisor's engagement under the Agreement, any transaction or proposed transaction, or any actions taken or omitted to be taken by an Indemnified Party or the Company in connection with the Agreement, and (ii) to reimburse each Indemnified Party for all expenses (including without limitation the fees and expenses of counsel) as they are incurred in connection with investigating, preparing, pursuing, defending, settling or compromising any action, suit, dispute, inquiry, investigation or proceeding, pending or threatened, brought by or against any person (including without limitation any shareholder or derivative action), arising out of or relating to the Agreement, or such engagement, transaction or actions. However, the Company shall not be liable under the foregoing indemnity and reimbursement agreement for any loss, claim, damage or liability which is finally judicially determined by a court of competent jurisdiction to have resulted primarily from the willful misconduct or gross negligence of such Indemnified Party.

If for any reason the foregoing indemnification or reimbursement is unavailable to any Indemnified Party or insufficient fully to indemnify any such party or to hold it harmless in respect of any losses, claims, damages, liabilities or expenses referred to in such indemnification or reimbursement provisions, then the Company shall contribute to the amount paid or payable by the Indemnified Party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Special Advisor, on the other hand, in connection with the matters contemplated by the Agreement. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law, then the Company shall contribute to such amount paid or payable by any Indemnified Party in such proportion as is appropriate to reflect not only such relative benefits, but also the relative fault of the Company, on the one hand, and such Indemnified Party, on the other hand, in connection therewith, as well as any other relevant equitable considerations. Notwithstanding the foregoing, in no event shall the Indemnified Parties be required to contribute an aggregate amount in excess of the amount of fees actually received by the Special Advisor from the Company pursuant to the Agreement. Relative benefits received by the Company, on the one hand, and the Special Advisor, on the other hand, shall be deemed to be in the same proportion as (i) the total value paid or received or contemplated to be paid or received by the Company, and its security holders, creditors, and other affiliates, as the case may be, pursuant to the transaction(s) (whether or not consummated) contemplated by the engagement hereunder, bears to (ii) the fees received by the Special Advisor under the Agreement. The Company shall not settle, compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened action, suit, dispute, inquiry, investigation or proceeding in respect of which indemnification may be sought hereunder (whether or not an Indemnified Party is an actual or potential party thereto), unless such settlement, compromise, consent or termination contains a release of the Indemnified Parties reasonably satisfactory in form and substance to the Special Advisor.

The Company further agrees that neither the Special Advisor nor any other Indemnified Party shall have any liability (whether direct or indirect and regardless of the legal theory advanced) to the Company or any person or entity asserting claims on behalf of or in right of the Company related to or arising out of the Agreement, Special Advisor engagement under the Agreement, any transaction or proposed transaction, or any actions taken or omitted to be taken by an Indemnified Party or the Company in connection with the Agreement, except for losses, claims, damages or liabilities incurred by the Company which are finally judicially determined by a court of competent jurisdiction to have resulted primarily from the willful misconduct or gross negligence of such Indemnified Party. The indemnity, reimbursement, and other obligations and agreements of the Company set forth herein (i) shall apply to any services provided by the Special Advisor in connection with this engagement prior to the date hereof and to any modifications of the Agreement, (ii) shall be in addition to any obligation or liability which the Company may otherwise have to any Indemnified Party, (iii) shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Company or any Indemnified Party or any person controlling any of them, and (iv) shall survive the completion of the services described in, and any expiration or termination of the relationship established by, the Agreement.

EXHIBIT A

<u>WARRANT AGREEMENT</u>

See attached.

EXHIBIT B

<u>REGISTRATION RIGHTS AGREEMENT</u>

See attached.

<u>WARRANT</u>

Warrant Certificate No. ___

NEITHER THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES ISSUABLE UPON THE EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS, AND NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, (2) THE COMPANY RECEIVES AN OPINION OF COUNSEL IN A GENERALLY ACCEPTABLE FORM, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR TRANSFERRED IN THE MANNER CONTEMPLATED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR (3) SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER THE ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

Date of Issuance: October [30], 2008   Void After: Expiration Date

SINGLE TOUCH SYSTEMS INC.

WARRANT TO PURCHASE COMMON STOCK

For good and valuable consideration of which the receipt and sufficiency are hereby acknowledged, Single Touch Systems Inc., a Delaware corporation (the "**Company**"), hereby issues to Peltz Capital Management, LLC, a Delaware limited liability company ("**Peltz**"), this warrant ("**Warrant**") to purchase shares (each such share as from time to time adjusted as hereinafter provided being a "**Warrant Share**" and all such shares being the "**Warrant Shares**") of the Company's Common Stock (as defined below), at the Exercise Price (as defined below), as adjusted from time to time as provided herein, at any time after the date hereof but not after October 31, 2013 (the "**Expiration Date**"), or if the Company directly or indirectly grants or issues any warrants or other derivative or convertible securities having a term of greater than five years, the Expiration Date shall be deemed extended such that the term of this Warrant shall equal the term of such other instrument, all subject to the following terms and conditions. The number of Warrant Shares issuable pursuant to this Warrant is (a) until the "**Financing Trigger Date**" (as defined in Section 3(d), below) the greater of (i) Five Million Nine Hundred Fifty Two Thousand Three Hundred Sixty Two (5,952,362) or (ii) the number of shares equal to 5.2% of the total outstanding Common Stock, calculated on a fully diluted basis (inclusive of any shares of Capital Stock (as defined below) issuable upon the exercise, exchange or conversion of any debt, Equity (as defined below) or other derivative securities or instruments or contracts, agreements, understandings or arrangements then existing or outstanding and inclusive of any adjustments arising from any anti-dilution provisions, resets or similar provisions of any documents outstanding from time to time or which may be executed in connection with any financing or transaction (including a financing or transaction described in the last paragraph of Section 3(d) of this warrant)) (such number of shares, as so calculated in this subclause (a)(ii), being referred to as the "**Fully Diluted Number of Shares**"), and (b) from and after the Financing Trigger Date, the greater of the amounts set forth in the immediate foregoing subclauses (a)(i) and (a)(ii), but in no event more than Eleven Million (11,000,000), as adjusted for any of the transactions described in Sections 3(a)-(c) and 3(f) of this Warrant. Except as specifically set forth in Section 3, no increase in the number of Warrant Shares shall result in an adjustment to the per share Exercise Price (as defined below). This Warrant is one of the warrants issued to Peltz by the Company and certain of its stockholders pursuant to that certain Non-Exclusive Special Advisory Services Agreement, dated as of even date herewith, between the Company and Peltz.

As used in this Warrant, (i) "**Business Day**" means any day other than Saturday, Sunday or any other day on which commercial banks in the City of New York, New York, are authorized or required by law or executive order to close; (ii) "**Common Stock**" means the common stock of the Company, par value $0.001 per share, including any securities issued or issuable with respect thereto or into which or for which such shares may be exchanged for, or converted into; (iii) "**Exercise Price**" means $2.10 per share of Common Stock, subject to adjustment as provided herein; (iv) "**Trading Day**" means any day on which the Common Stock is traded on the primary national or regional stock exchange on which the Common Stock is listed, or if not so listed, the OTC Bulletin Board, if quoted thereon, is open for the transaction of business; (v) "**Affiliate**" means any person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, a person, as such terms are used and construed in Rule 144 promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"), (vi) the "**Holder**" means Peltz and its transferees, successors and/or assigns vii) "**Capital Stock**" means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a person or entity (other than a corporation) and any and all warrants or options to purchase any of the foregoing (including this warrant and any other warrants held by Peltz or its affiliates), (viii) "**Equity**" shall mean all shares, membership interests, options, warrants, interests, participations, or other equivalents (regardless of how designated) of or in a person or entity, whether voting or nonvoting, including common stock, preferred stock, or any other "equity security" (as such term is defined in Rule 3a11-1 promulgated under the Securities Exchange Act or 1934, and any instrument, understanding, contract or arrangement that is exercisable or exchangeable for or convertible into any of the foregoing) and (ix) "**Independent Directors**" means those directors on the Board of the Company that (A) have no material relationship with the Company or its Affiliates (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company or its Affiliates), (B) who are not employees of the Company or its Affiliates, (C) whose family members are not executive officers of the Company or its Affiliates, (D) who have not received more than $100,000 per year in compensation or benefits from the Company or its Affiliates, (E) who are not affiliated with or employed by a present or former auditor of or advisor to the Company or its Affiliates and have no immediately family members so affiliated or employed; and (F) who are not executive officers or employees of a company that makes payments to, or receives payments from, the Company or its Affiliates for property or services in an amount which, in any single fiscal year exceeds $100,000 and have no family members so employed or holding such office.

1.   DURATION AND EXERCISE OF WARRANTS

(a)   <u>Exercise Period</u>. The Holder may exercise this Warrant in whole or in part on any Business Day on or before 5:00 P.M., Eastern Time, on the Expiration Date, at which time (i) if the Fair Market Value (as defined below) of the Common Stock on such date exceeds the Exercise Price, then this Warrant shall be deemed to have been automatically exercised on a "cashless exercise" basis without further action by any party or (ii) if such Fair Market Value is equal to or less than the Exercise Price, then this Warrant shall become void and of no value.

(b)   <u>Exercise Procedures</u>.

(i)   While this Warrant remains outstanding and exercisable in accordance with Section 1(a), the Holder may in its sole discretion exercise this Warrant in whole or in part at any time and from time to time by either (1) delivery to the Company of a duly completed and executed copy of the notice of exercise attached as **Exhibit A** (the "**Notice of Exercise**"); and payment of the then-applicable Exercise Price per share multiplied by the number of Warrant Shares being purchased upon exercise of the Warrant (such amount, the "**Aggregate Exercise Price**") made in the form of cash, or by certified check, wire transfer, bank draft or money order payable in lawful money of the United States of America or (2), exercising on a "cashless" or "net-issue" exercise basis (a "**Cashless Exercise**") by delivering to the Company a Notice of Exercise indicating that the Holder has a elected a Cashless Exercise, pursuant to which the Holder shall surrender the right to receive upon exercise of this Warrant, a number of Warrant Shares having a value (as determined below) equal to the Aggregate Exercise Price, in which case, the number of Warrant Shares to be issued to the Holder upon such exercise shall be calculated using the following formula:

$$X \quad = \quad \frac{Y * (A - B)}{A}$$

with: X =   the number of Warrant Shares to be issued to the Holder

Y =   the number of Warrant Shares with respect to which the Warrant is being exercised

A =   the Fair Market Value (defined below) per share of Common Stock on the date immediately preceding the date of the Notice of Exercise

B =   the then-current Exercise Price of the Warrant

The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Notice of Exercise with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares.

"**Fair Market Value**" shall mean (A) the closing sales price, as quoted on the primary national or regional stock exchange on which the Common Stock is listed, or, if not listed, the OTC Bulletin Board if quoted thereon, or (B) if the Common Stock is not publicly traded as set forth above or if the average daily trading volume of the Common Stock is less than 30,000 shares per Trading Day and the Holder so elects by providing notice to the Company of such election, as determined by (i) mutual agreement of the Company and the Holder or (ii) if the Holder and the Company are unable to mutually agree upon such determination within three (3) Business Days after the date of the Notice of Exercise, the fair market value as determined by an independent, reputable third-party appraiser, selected by the Holder, that regularly provides valuation services to publicly traded companies. The Company shall cause at its expense such appraiser to take all commercially reasonable efforts to perform the determination and notify the Company and the Holder of the results within ten (10) Business Days from the time the disputed determination is first submitted to such appraiser. Such appraiser's determination shall be binding upon all parties absent demonstrable error.

(ii)   Upon the exercise of this Warrant in compliance with the provisions of this Section 1, the Company shall promptly issue and cause to be delivered to the Holder a certificate for the Warrant Shares to which the Holder is entitled upon such exercise. On or before the first Business Day following the date on which the Company has received each of the Notice of Exercise and the Aggregate Exercise Price (or, in the case of a Cashless Exercise, notice of a Cashless Exercise in accordance with Section 1(b)(i) (the "**Exercise Delivery Documents**"), the Company shall transmit an acknowledgment of receipt of the Exercise Delivery Documents to the Holder and the Company's transfer agent (the

"**Transfer Agent**"). On the first (1ˢᵗ) Trading Day following the date on which the Company has received all of the Exercise Delivery Documents (the "**Share Delivery Date**"), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company ("**DTC**") Fast Automated Securities Transfer Program, credit such aggregate number of shares of Common Stock to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and dispatch by overnight courier to the address as specified in the Notice of Exercise, a certificate, registered in the Company's share register in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Delivery Documents, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the certificates evidencing such Warrant Shares. If this Warrant is submitted in connection with any exercise pursuant to Section 1(b) and the number of Warrant Shares represented by the Warrant submitted for exercise is greater than the actual number of Warrant Shares being acquired upon such an exercise, then the Company shall as soon as practicable and in no event later than three (3) Business Days after any exercise and at its own expense, issue a new warrant representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised, and otherwise containing substantially identical terms and conditions as the Warrant.

(iii)   If the Company shall fail for any reason to issue to the Holder, within three (3) Business Days of receipt of the Exercise Delivery Documents, a certificate for the number of shares of Common Stock to which the Holder is entitled and register such shares of Common Stock on the Company's share register or to credit the Holder's balance account with DTC for such number of shares of Common Stock to which the Holder is entitled upon such exercise of the Warrant, then, in addition to all other remedies available to the Holder, the Company shall pay a cash amount to the Holder equal to the product of (A) the difference between the Fair Market Value of the Common Stock as of the Share Delivery Date and the Fair Market Value of the Common Stock as of the day that such certificate is delivered (to the extent that such difference is a positive number), times (B) the number of shares of Common Stock not issued to the Holder on a timely basis and to which the Holder is entitled, times (C) 1.5. In addition to the foregoing, if within three (3) Business Days after the Company's receipt of the facsimile copy of the of a Notice of Exercise, the Company shall fail to issue and deliver a certificate to the Holder and register such shares of Common Stock on the Company's share register or to credit the Holder's balance account with DTC for such number of shares of Common Stock to which the Holder is entitled upon such exercise of the Warrant, and if on or after such Business Day the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale of shares of Common Stock that the Holder anticipated receiving from the Company upon such exercise (a "**Buy-In**"), then the Company shall, within three (3) Business Days and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to 1.5 times the Holder's total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased (the "**Buy-In Price**"), at which point the Company's obligation to deliver such certificate (and to issue such shares of Common Stock) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such shares of Common Stock and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Stock, times (B) the Fair Market Value on the date of exercise, times (C) 1.5.

(iv)   Notwithstanding any other provision of this Warrant, if the exercise of all or any portion of this Warrant is to be made in connection with a registered public offering, a sale of the Company or other transaction or event, such exercise may, at the election of the Holder, be conditioned upon consummation of such transaction or event in which case such exercise shall not be deemed effective until the consummation of such transaction or event.

(c) <u>Vesting.</u> The exercise of this Warrant as set forth above shall be subject to vesting as follows:

(i)   this Warrant will become vested and exercisable with respect to one-third (1/3) of the Warrant Shares on the date hereof;

(ii)   this Warrant will become vested and exercisable with respect to an additional one-third (1/3) of the Warrant Shares on November 28, 2008; and

(iii)   this Warrant will become vested and exercisable with respect to all previously unvested Warrant Shares on December 28, 2008.

(d) <u>Disputes</u>. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 16.

2.   ISSUANCE OF WARRANT SHARES

(a)   The Company covenants that all Warrant Shares will, upon issuance in accordance with the terms of this Warrant, be (i) duly authorized, fully paid and non-assessable, and (ii) free from all taxes, liens, charges and security interests, with the exception of claims arising through the acts or omissions of the Holder and except as arising from applicable Federal and state securities laws.

(b)   The Company shall register this Warrant upon records to be maintained by the Company for that purpose in the name of the record holder of such Warrant from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner thereof for the purpose of any exercise thereof, any distribution to the Holder thereof and for all other purposes.

(c)   The Company will not, by amendment of its articles of incorporation, by-laws or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of the Warrant and in the taking of all action necessary or appropriate in order to protect the rights of the Holder to exercise the Warrant, or against impairment of such rights.

(d)   The Company further covenants and agrees that the Company will at all times have authorized and reserved, free from preemptive rights, a sufficient number of shares of Common Stock to provide for the exercise in full of the rights represented by this Warrant. If at any time the number of authorized but unissued shares of Common Stock of the Company shall not be sufficient to effect the exercise of the Warrant in full, then the Company will take all such corporate action as may, in the opinion of counsel to the Company, be necessary or advisable to increase the number of its authorized shares of Common Stock as shall be sufficient to permit the exercise of the Warrant in full, including without limitation, using its best efforts to obtain any necessary stockholder approval of such increase. The Company further covenants and agrees that if any shares of capital stock to be reserved for the purpose of the issuance of shares upon the exercise of this Warrant require registration with or approval of any governmental authority under any federal or state law before such shares may be validly issued or delivered upon exercise, then the Company will in good faith and as expeditiously as possible endeavor to secure such registration or approval, as the case may be. If and so long as the common stock of the Company is listed on any national securities exchange, the Nasdaq Stock Market, or the OTC Bulletin

Board, the Company will, if permitted by the rules of such exchange or market, list and keep listed on such exchange or market, upon official notice of issuance, all shares of such common stock issuable upon exercise of this Warrant.

3.   ADJUSTMENTS OF EXERCISE PRICE, NUMBER AND TYPE OF WARRANT SHARES

Subject to the number of Warrant Shares issuable pursuant to this Warrant being (x) until the Financing Trigger Date, the greater of (i) Five Million Nine Hundred Fifty Two Thousand Three Hundred Sixty Two (5,952,362) or (ii) the number of shares equal to 5.2% of the Fully Diluted Number of Shares of Common Stock, and (b) from and after the Financing Trigger Date, the greater of the amounts set forth in the immediate foregoing subclauses (x)(i) and (x)(ii), but in no event more than Eleven Million (11,000,000), as adjusted for any of the transactions described in Sections 3(a)-(c) and 3(f), below, the Exercise Price and the number of Warrant Shares shall be adjusted from time to time as follows:

(a)   Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced and the number of Warrant Shares shall be proportionately increased, and conversely, in case the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased and the number of Warrant Shares shall be proportionately decreased. The Exercise Price and the Warrant Shares, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this Section 3(a). Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

(b)   Dividends in Stock, Property, Reclassification. If at any time, or from time to time, holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of this Warrant) shall have received or become entitled to receive, without payment therefore:

(i)   any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(ii)   additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of Section 3(a) above),

then and in each such case, the Exercise Price and the number of Warrant Shares to be obtained upon exercise of this Warrant shall be adjusted proportionately, and the Holder hereof shall receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefor, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such dividend or distribution had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Exercise Price and the Warrant Shares, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this Section 3(b)**.**

(c)   Reorganization, Reclassification, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "**Organic Change**"), then lawful and adequate provisions (in form and substance satisfactory to the Holder) shall be made by the Company, prior (and as a condition) to the consummation of such Organic Change, whereby the Holder hereof shall thereafter have the right to receive (in lieu of the shares of the Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by this Warrant) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable by the Holder assuming the full exercise of the rights represented by this Warrant. In the event of any Organic Change, appropriate provision (in form and substance satisfactory to the Holder) shall be made by the Company with respect to the rights and interests of the Holder of this Warrant to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Exercise Price and of the number of shares purchasable and receivable upon the exercise of this Warrant) shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. The Company shall not effect any reorganization, recapitalization, consolidation or merger unless, prior to the consummation thereof, the successor entity (if other than the Company) assumes by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to acquire; provided, that any assumption shall not relieve the Company of its obligations hereunder. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares for securities, cash, or other property delivered upon such Organic Change; <u>provided</u>, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise this Warrant during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law.

(d)   <u>Adjustments for Certain Dilutive Issuances</u>. If at any time, the Company issues or sells any Common Stock (including the issuance or sale of Common Stock owned or held by or for the account of the Company for a consideration per share) for a price (the "**Applicable Price**") that is less than $2.10 per share of Common Stock (the foregoing, a "**Dilutive Issuance**"), then concurrently with such Dilutive Issuance (1) the Exercise Price shall be reduced to be equal to the Applicable Price and (2) the number of shares acquirable by exercise of this Warrant shall be increased such that the calculation of the Aggregate Exercise Price in the event that the Warrant is exercised in whole (the "**Maximum Aggregate Exercise Price**") immediately prior to such Dilutive Issuance shall be equal (after taking into account the aforementioned adjustment in Exercise Price pursuant to this Section 3(d)) to the Maximum Aggregate Exercise Price after giving effect to such Dilutive Issuance. For purposes of this paragraph, the Applicable Price shall be the equal to the lowest amount of consideration (but not less than $.01) received or receivable by the Company with respect to any one share of Capital Stock issued or issuable in a Dilutive Issuance. If such consideration is other than cash, the fair market value of such consideration shall be determined by mutual agreement of the Company and the Holder. If the Company and the Holder cannot reach a mutual agreement as to the value of such consideration within three (3) Business

Days of the Dilutive Issuance, the fair market value shall be determined at the Company's expense by an independent, reputable third-party appraiser that is selected by the Holder. The Company shall cause such appraiser to take all commercially reasonable efforts to perform the determination and notify the Company of the results within ten (10) Business Days from the time the disputed determination is first submitted to such appraiser. Such appraiser's determination shall be binding upon all parties absent demonstrable error.

The foregoing paragraph notwithstanding, the Holder shall have no right to any adjustment, pursuant to this Section 3(d), in either the Exercise Price or the number of Warrant Shares to be obtained upon exercise of this Warrant, to the extent that a Dilutive Issuance arises in connection with the issuance of Common Stock by the Company to non-Affiliates for cash in a transaction that (i) is approved by the majority of the Independent Directors and (ii) involves the issuance of Equity by the Company to any non-Affiliated institutional third-party investors in which the net proceeds of such transaction that are actually received by the Company are at least Three Million Dollars ($3,000,000), and none of such proceeds are distributed, or paid or payable, to stockholders or Affiliates of the Company (the first business day after the date on which the final closing of a transaction (or series of transactions) described in the foregoing subclauses (i) and (ii) occurs is referred to as the **"Financing Trigger Date"**).

(e)   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to this Section 3, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and promptly furnish to each Holder of this Warrant a certificate setting forth: (i) such adjustment or readjustment; (ii) the facts, in detail, upon which such adjustment or readjustment is based; and (iii) the number of shares and the amount, if any, of other property which, after taking into account such adjustment or readjustment (and any prior adjustment or readjustment), would be received upon the exercise of the Warrant.

(f)   Certain Events. If any event occurs as to which the other provisions of this Section 3 are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Warrant in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Warrant in accordance with the basic intent and principles of such provisions, then the Company will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this Section 3(f) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this Section 3.

4.   TRANSFERS AND EXCHANGES OF WARRANT AND WARRANT SHARES

(a)   Registration of Transfers and Exchanges. Subject to Section 4(c), upon the Holder's surrender of this Warrant, with a duly executed copy of the Form of Assignment attached as **Exhibit B**, to the Secretary of the Company at its principal offices or at such other office or agency as the Company may specify in writing to the Holder, the Company shall register the transfer of all or any portion of this Warrant. Upon such registration of transfer, the Company shall issue a new warrant, containing terms and conditions substantially identical to those of the Warrant, evidencing the acquisition rights transferred to the transferee and a new warrant, containing terms and conditions substantially identical to those of the Warrant, evidencing the remaining acquisition rights not transferred, to the Holder requesting the transfer.

(b)   Warrant Exchangeable for Different Denominations. The Holder may exchange this Warrant for a new warrant or warrants, containing terms and conditions substantially identical to those of the Warrant, evidencing in the aggregate the right to purchase the number of Warrant Shares that may then be purchased hereunder, each of such new warrants to be dated the date of such exchange and to represent the right to purchase such number of Warrant Shares as shall be designated by the Holder. The

Holder shall surrender this Warrant with duly executed instructions regarding such re-certification of this Warrant to the Secretary of the Company at its principal offices or at such other office or agency as the Company may specify in writing to the Holder.

(c)   Restrictions on Transfers. This Warrant may not be transferred at any time without (i) registration under the Securities Act or (ii) an exemption from such registration and a written opinion of legal counsel addressed to the Company that the proposed transfer of the Warrant may be effected without registration under the Securities Act, which opinion will be in form and from counsel reasonably satisfactory to the Company.

(d)   Permitted Transfers and Assignments. Notwithstanding any provision to the contrary in this Section 4, the Holder may transfer, with or without consideration, this Warrant or any of the Warrant Shares (or a portion thereof). If a transfer is made to the Holder's Affiliates (as such term is defined under Rule 144 of the Securities Act), such transfer may be made without obtaining the opinion from counsel that may be required by Section 4(c)(ii), provided, that the Holder delivers to the Company and its counsel certification, documentation, and other assurances reasonably required by the Company's counsel to enable the Company's counsel to render an opinion to the Company's Transfer Agent that such transfer does not violate applicable securities laws.

5.   MUTILATED OR MISSING WARRANT CERTIFICATE

If this Warrant is mutilated, lost, stolen or destroyed, upon request by the Holder, the Company will, at its expense, issue, in exchange for and upon cancellation of the mutilated Warrant, or in substitution for the lost, stolen or destroyed Warrant, a new Warrant, containing terms and conditions substantially identical to those of this Warrant, representing the right to acquire the equivalent number of Warrant Shares; provided, that, as a prerequisite to the issuance of a substitute warrant, the Company may require satisfactory evidence of loss, theft or destruction as well as an indemnity from the Holder of a lost, stolen or destroyed Warrant.

6.   PAYMENT OF TAXES

The Company will pay any and all taxes which may be payable with respect to the preparation, issuance and delivery of this Warrant and the Warrant Shares (and replacement warrants) including, without limitation, all documentary and stamp taxes; provided, however, that the Company shall not be required to pay any tax in respect of the transfer of this Warrant, or the issuance or delivery of certificates for Warrant Shares or other securities in respect of the Warrant Shares to any person or entity other than to the Holder.

7.   FRACTIONAL WARRANT SHARES

No fractional Warrant Shares shall be issued upon exercise of this Warrant. The Company, in lieu of issuing any fractional Warrant Share, shall round up the number of Warrant Shares issuable to nearest whole share.

8.   REPRESENTATIONS AND WARRANTIES

The Company and Anthony Macaluso (joining for purposes of this Section 8 only) hereby represent and warrant to the Holder that:

(a)   the Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has all necessary power and authority to perform its obligations under this Warrant;

(b)   the execution, delivery and performance of this Warrant has been duly authorized by all necessary actions on the part of the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms;

(c)   this Warrant does not violate and is not in conflict with any of the provisions of the Company's Certificate of Incorporation or Certificate of Determination, Bylaws and any resolutions of the Company's Board of Directors or stockholders, or any agreement of the Company, and no event has occurred and no condition or circumstance exists that might (with or without notice or lapse of time) constitute or result directly or indirectly in such a violation or conflict;

(d)   the authorized capital stock of the Company consists of 200,000,000 shares of common stock and no shares of preferred stock;

(e)   as of the date of this Warrant (A) 59,505,540 outstanding shares of common stock are validly issued, fully paid and nonassessable, and (B) 46,287,958 shares of common stock are issuable, directly or indirectly, upon exercise, conversion or exchange of options, warrants or other securities (including the Warrant Shares, but excluding 8,675,000 options granted by the Company in June and July 2008);

(f)   except as contemplated by Section 8(e) hereof, there are no other shares of capital stock or other equity securities of the Company outstanding, and no other outstanding options, warrants, rights to subscribe to (including any preemptive rights), calls or commitments of any character whatsoever which the Company is a party or may be bound, requiring the issuance or sale of share or other securities of the Company rights convertible into, or exchangeable or exercisable for such shares, and there are no contracts, commitments, understandings or arrangements by which the Company is or may become bound to issue additional shares of its capital stock;

(g)   no statement or information contained in any document, certificate or statement furnished to Peltz or its Affiliates contains or contained, as of the date such statement, information, document or certificate was so furnished, any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements contained herein or therein not misleading. There is no fact or circumstance known to the Company or its Affiliates that could reasonably be expected to result in a material adverse change to the Company or its Affiliates that has not been expressly disclosed in writing to Peltz; and

(h)   the Company has filed all documents with the Securities and Exchange Commission (and any applicable state securities commissions or agencies) that are required to be filed by applicable law. As of their respective dates, such filed documents complied in all material respects with the requirements of the Securities Act of 1933 or the Securities Exchange Act of 1934, and all applicable state securities laws, as the case may be, and the rules and regulations of the SEC and such state securities commissions or agencies promulgated thereunder (it being understood that certain financial statements so filed may not be consolidated and, as a result, may not fully comply as to form with SEC requirements). None of such filed documents contains or contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.   The financial statements of the Company included in such filed documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC (and/or the applicable state securities commissions or agencies) with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end adjustments). Except for immaterial liabilities and obligations to non-Affiliates incurred in the ordinary course of business consistent with past practice since the date of the most recent consolidated balance sheet provided to Peltz and filed with the SEC, neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be recognized or disclosed on a consolidated balance sheet of the Company and its consolidated subsidiaries or in the notes thereto, or which would reasonably be expected to have a material adverse effect on the Company or its Affiliates.

9.   NO STOCK RIGHTS AND LEGEND

No holder of this Warrant, as such, shall be entitled to vote or be deemed the holder of any other securities of the Company that may at any time be issuable on the exercise hereof, nor shall anything contained herein be construed to confer upon the holder of this Warrant, as such, the rights of a stockholder of the Company or the right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or give or withhold consent to any corporate action or to receive notice of meetings or other actions affecting stockholders (except as provided herein), or to receive dividends or subscription rights or otherwise (except as provide herein).

Each certificate for Warrant Shares initially issued upon the exercise of this Warrant, and each certificate for Warrant Shares issued to any subsequent transferee of any such certificate, shall be stamped or otherwise imprinted with a legend in substantially the following form:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS, AND NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR (2) AN EXEMPTION FROM SUCH REGISTRATION EXISTS AND THE COMPANY RECEIVES AN OPINION OF COUNSEL TO THE HOLDER OF SUCH SECURITIES, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR TRANSFERRED IN THE MANNER CONTEMPLATED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS."

10.   REGISTRATION UNDER THE SECURITIES ACT OF 1933

The Company agrees to provide registration rights for the resale of the Warrant Shares under the Securities Act on the terms and subject to the conditions set forth in the Registration Rights Agreement, dated as of even date herewith, between Holder and the Company.

11.   NOTICES

All notices, consents, waivers, and other communications under this Warrant must be in writing and will be deemed given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); (b) sent by facsimile or e-mail with confirmation of transmission by the transmitting equipment; (c) received or rejected by the addressee, if sent by certified mail, return receipt requested; or (d) seven days after the placement of the notice into the mails (first class postage prepaid). All such notices, consents, waivers and other communication shall be given hereunder using the contact information provided below or such other address, facsimile number, or e-mail address as the Holder or the Company as a party may designate by notice to the other party pursuant to the terms of this Section 11:

if to the Holder:

Harlan D. Peltz
Peltz Capital Management, LLC
c/o Triarc Companies, Inc.
280 Park Avenue
New York, NY 10017
Facisimile: (212) 451-3260
Email: harlan@pcmcapital.com

And to

Andy Peltz
Peltz Capital Management, LLC
9601 Wilshire Boulevard, Penthouse
Beverly Hills, CA 90210
Facsimile: (310) 281-0912
Email: andy@pcmcapital.com

if to the Company:

Single Touch Systems Inc.
2235 Encinitas Blvd., Suite 210
Encinitas, CA 92024
Attention: Anthony Macaluso, Chief Executive Officer
Facsimile: 760 438 1171
Email: Anthony@singletouch.net

12. SEVERABILITY

If a court of competent jurisdiction holds any provision of this Warrant invalid or unenforceable, the other provisions of this Warrant will remain in full force and effect. Any provision of this Warrant held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

13. BINDING EFFECT

This Warrant shall be binding upon and inure to the sole and exclusive benefit of the registered Holder or Holders of this Warrant and the Warrant Shares, and their respective executors, administrators, heirs, successors and assigns.

14. SURVIVAL OF RIGHTS AND DUTIES

This Warrant shall terminate and be of no further force and effect on the earlier of 5:00 P.M., Eastern Time, on the Expiration Date or the date on which this Warrant has been exercised in full.

15.   GOVERNING LAW

This Warrant will be governed by and construed under the laws of the State of New York without regard to conflicts of laws principles that would require the application of any other law.

16.   DISPUTE RESOLUTION

In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within three (3) Business Days of receipt of the Notice of Exercise giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Business Days, submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and approved by the Holder, or (b) the disputed arithmetic calculation of the Warrant Shares to the Company's independent, outside accountant. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Business Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

17.   NOTICES OF RECORD DATE

Upon (a) any establishment by the Company of a record date of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or right or option to acquire securities of the Company, or any other right, or (b) any capital reorganization, reclassification, recapitalization, merger or consolidation of the Company with or into any other corporation, any transfer of all or substantially all the assets of the Company, or any voluntary or involuntary dissolution, liquidation or winding up of the Company, or the sale, in a single transaction, of a majority of the Company's voting stock (whether newly issued, or from treasury, or previously issued and then outstanding, or any combination thereof), the Company shall mail to the Holder at least ten (10) Business Days, or such longer period as may be required by law, prior to the record date specified therein, a notice specifying (i) the date established as the record date for the purpose of such dividend, distribution, option or right and a description of such dividend, option or right, (ii) the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up, or sale is expected to become effective and (iii) the date, if any, fixed as to when the holders of record of Common Stock shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reorganization, reclassification, transfer, consolation, merger, dissolution, liquidation or winding up.

18.   CONSTRUCTION; HEADINGS

This Warrant shall be deemed jointly drafted by the Company and the Holder and shall not be construed against any person as the drafter hereof. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of, or affect the interpretation of, this Warrant.

19. AMENDMENT AND WAIVERS

Any term of this Warrant may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Holder.

20. NO THIRD PARTY RIGHTS

This Warrant is not intended, and will not be construed, to create any rights in any parties other than the Company and the Holder, and no person or entity may assert any rights as third-party beneficiary hereunder.

21. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF

The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant at law or in equity, and nothing herein shall limit the right of the Holder to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other remedies available, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have caused this Warrant to be duly executed as of the date first set forth above.

SINGLE TOUCH SYSTEMS INC.

By: /s/Anthony Macaluso
Name: Anthony Macaluso
Title: Chief Executive Officer

          /s/Anthony Macaluso
Anthony Macaluso

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this "***Agreement***") is made and entered into effective as of October ___[30]_____, 2008 between Single Touch Systems Inc., a Delaware corporation (the "***Company***") and Peltz Capital Management, LLC, a Delaware limited liability company ("***Peltz***").

RECITALS:

WHEREAS, the Company and certain Affiliates of the Company have each issued to Peltz those certain warrants (together, the "***Warrant***"), to purchase shares (each such share being a "***Warrant Share***" and all such shares being the "***Warrant Shares***") of the Company's common stock, pursuant to that certain (a) Non-Exclusive Special Advisory Services Agreement between the Company and Peltz, dated of even date herewith, and (b) a side letter between the certain Affiliates of the Company and Peltz, dated of even date herewith; and

WHEREAS, the Company agrees to provide certain registration rights related to the Warrant and Warrant Shares, on the terms set forth herein.

NOW, THEREFORE, in consideration of the mutual promises, representations, warranties, covenants, and conditions set forth herein, the parties mutually agree as follows:

1.   Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

"Approved Market" means the Over-the-Counter Bulletin Board, the Nasdaq Stock Market, the New York Stock Exchange or the American Stock Exchange.

"Affiliate" shall mean, with respect to any Person, a Person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by, or is under common Control with, such specified Person.

"Blackout Period" means, with respect to a registration, a period, in each case commencing on the day immediately after the Company notifies the Holders that they are required, because of the occurrence of an event of the kind described in Section 4(f) hereof, to suspend offers and sales of Registrable Securities during which the Company, in the good faith judgment of its board of directors, determines (because of the existence of, or in anticipation of, any acquisition, financing activity, or other transaction involving the Company, or the unavailability for reasons beyond the Company's control of any required financial statements, disclosure of information which is in its best interest not to publicly disclose, or any other event or condition of similar significance to the Company) that the registration and distribution of the Registrable Securities to be covered by such Registration Statement, if any, would be seriously detrimental to the Company and its stockholders and ending on the earlier of (1) the date upon which the material non-public information commencing the Blackout Period is disclosed to the public or ceases to be material and (2) such time as the Company notifies the selling Holders that sales pursuant to such Registration Statement or a new or amended Registration Statement may resume.

"Business Day" means any day of the year, other than a Saturday, Sunday, or other day on which the Commission is required or authorized to close.

"Capital Stock" means any and all shares, interests, participations or other equivalents (however designated) of capital stock of corporation, any and all equivalent ownership interests in a person (other than a corporation) and any and all warrants or options to purchase any the foregoing.

"Commission" means the U. S. Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

"Common Stock" means the common stock, par value $0.001 per share, of the Company and any and all shares of capital stock or other equity securities of: (i) the Company which are added to or exchanged or substituted for the Common Stock by reason of the declaration of any stock dividend or stock split, the issuance of any distribution or the reclassification, readjustment, recapitalization or other such modification of the capital structure of the Company; and (ii) any other corporation, now or hereafter organized under the laws of any state or other governmental authority, with which the Company is merged, which results from any consolidation or reorganization to which the Company is a party, or to which is sold all or substantially all of the shares or assets of the Company, if immediately after such merger, consolidation, reorganization or sale, the Company or the stockholders of the Company own equity securities having in the aggregate more than 50% of the total voting power of such other corporation.

"Effective Date" means the earlier of (i) the date of the closing of an offering of any Capital Stock of the Company pursuant to any rule promulgated by the Commission under the Securities Act (other than Regulation S or Rule 701), or (ii) the date of the filing under the Securities Act of a registration statement by the Company for the sale or resale of any Capital Stock of the Company, either by the Company for its own account or by the stockholders of the Company for their account.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

"Holder" means Peltz and its transferees, successors and/or assigns who acquire rights in accordance with this Agreement with respect to any Registrable Securities directly or indirectly from a Holder.

"Majority Holders" means at any time Holders representing a majority of the Registrable Securities.

The terms "register," "registered," and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.

"Registrable Securities" means the means Warrant Shares issued or issuable to each Holder upon exercise of the Warrant or any portion thereof, and any other shares of Common Stock of the Company acquired by Peltz or its Affiliates from time to time (including, without limitation, shares of Common Stock acquired from Affiliates of the Company) but excluding (i) any Warrant Shares that have been publicly sold or may be immediately sold under the Securities Act either pursuant to Rule 144 of the Securities Act or otherwise during any ninety (90) day period; (ii) any Warrant Shares sold by a person in a transaction pursuant to a registration statement filed under the Securities Act, or (iii) any Warrant Shares that are at the time subject to an effective registration statement under the Securities Act.

"Registration Default Date" means the date that is 180 days after the Registration Filing Date.

"Registration Default Period" means the period following the Effective Date during which any Registration Event occurs and is continuing.

"Registration Event" means the occurrence of any of the following events:

(a)   with respect to a Registration Statement filed pursuant to Section 3(a) hereof, such Registration Statement is not filed on or before the Registration Filing Date;

(b)   the Registration Statement is not declared effective by the Commission on or before the Registration Default Date;

(c)   after the SEC Effective Date, the Registration Statement ceases for any reason to remain continuously effective or the Holders are otherwise not permitted to utilize the prospectus therein to resell the Registrable Securities (including a Blackout Period), for more than fifteen (15) consecutive calendar days, except as excused pursuant to Section 3(a); or.

(d)   the Common Stock generally or the Registrable Securities specifically are not listed or included for quotation on an Approved Market, or trading of the Common Stock is suspended or halted on the Approved Market, which at the time constitutes the principal market for the Common Stock, for more than two (2) full, consecutive Trading Days; provided, however, a Registration Event shall not be deemed to occur if all or substantially all trading in equity securities (including the Common Stock) is suspended or halted on the Approved Market for any length of time.

"Registration Filing Date" means (i) with respect to a Registration Statement filed in accordance with Section 3(a) hereof, the date that is not more than 60 days after the closing of an offering of any Capital Stock of the Company pursuant to any rule promulgated by the Commission under the Securities Act (other than Regulation S or Rule 701), (ii) with respect to a Registration Statement filed in accordance with Section 3(b) hereof, the date of the filing under the Securities Act of a registration statement by the Company for the sale or resale of any Capital Stock of the Company, either by the Company for its own account or by the stockholders of the Company for their account.

"Registration Statement" means any registration statement that the Company is required to file relating to the Registrable Securities pursuant Section 3(a) or Section 3(b) hereof.

"Regulation S" means Regulation S promulgated by the Commission under the Securities Act, as such rule may be amended or supplemented from time to time, or any similar successor rule that may be promulgated by the Commission.

"Rule 145" means Rule 145 promulgated by the Commission under the Securities Act, as such rule may be amended or supplemented from time to time, or any similar successor rule that may be promulgated by the Commission.

"Rule 144" means Rule 144 promulgated by the Commission under the Securities Act, as such rule may be amended or supplemented from time to time, or any similar successor rule that may be promulgated by the Commission.

"Rule 415" means Rule 415 promulgated by the Commission under the Securities Act, as such rule may be amended or supplemented from time to time, or any similar successor rule that may be promulgated by the Commission.

"Rule 701" means Rule 701 promulgated by the Commission under the Securities Act, as such rule may be amended or supplemented from time to time, or any similar successor rule that may be promulgated by the Commission.

"Securities Act" means the Securities Act of 1933, as amended, or any similar federal statute promulgated in replacement thereof, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

"SEC Effective Date" means the date the Registration Statement is declared effective by the Commission.

"Trading Day" means any day on which such national securities exchange, the Over-the-Counter Bulletin Board or such other securities market or quotation system, which at the time constitutes the principal securities market for the Common Stock, is open for general trading of securities.

"Warrant Shares" has the meaning given it in the recitals of this Agreement.

2.   Term. This Agreement shall terminate, unless terminated sooner hereunder, on the earlier of: (i) the Expiration Date (as defined in the Warrant), or (ii) such date on which all shares of Registrable Securities held or entitled to be held upon conversion by such Holder may immediately be sold under Rule 144 during any ninety (90) day period.

3.   Registration.

(a)   Registration on Form S-1. Upon the closing of an offering of any Capital Stock of the Company pursuant to any rule promulgated by the Commission under the Securities Act (other than pursuant to Regulation S or Rule 701), the Company shall file, within 60 days of the closing of such offering, a registration statement on Form S-1 or other applicable form relating to the sale or resale by the Holders of all of the Registrable Securities, and the Company shall cause such Registration Statement to be declared effective prior to the Registration Default Date; provided, that the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this Section 3(a), or keep such registration effective pursuant to the terms hereunder in any particular jurisdiction in which the Company would be required to qualify to do business as a foreign corporation or as a dealer in securities under the securities laws of such jurisdiction or to execute a general consent to service of process in effecting such registration, qualification or compliance, in each case where it has not already done so.

(b)   Registration with Other Securities.   In the event of the filing under the Securities Act of a registration statement by the Company for the sale or resale of any Capital Stock of the Company, either by the Company for its own account or by the stockholders of the Company for their account, the Company shall include the Registrable Securities in such registration, and the Company shall cause such Registration Statement to be declared effective prior to the Registration Default Date; provided, that the Company shall not be obligated to include Registrable Securities in such registration to the extent such Registrable Securities were previously included in a Registration Statement filed pursuant to Section 3(a) hereof.

(c)   Other Registrations. Before such date that is six months following the SEC Effective Date, the Company will not, without the prior written consent of the Majority Holders, file any other registration statement with the Commission or request the acceleration of any other registration statement filed with the Commission, and during any time subsequent to the SEC Effective Date when the Registration Statement for any reason is not available for use by any Holder for the resale of any Registrable Securities, the Company shall not, without the prior written consent of the Majority Holders, file any other registration statement or any amendment thereto with the Commission under the Securities Act or request the acceleration of the effectiveness of any other registration statement previously filed with the Commission, other than (i) any registration statement on Form S-8 or Form S-4 and (ii) any registration statement or amendment which the Company is required to file or as to which the Company is required to request acceleration pursuant to any obligation in effect on the date of execution and delivery of this Agreement.

(d)   Occurrence of Registration Event. If a Registration Event occurs, then the Company will make payments to each Holder of Registrable Securities (a "Qualified Holder"), as liquidated damages for the amount of damages to the Qualified Holder by reason thereof, at a rate equal to 150% of the exercise price or purchase price (as applicable) of the Registrable Securities then held by each Qualified Holder for each full period of 30 days of the Registration Default Period (which shall be pro-rated for any period less than 30 days); provided, however, if a Registration Event occurs (or is continuing) on a date after which any of the Warrant Shares issued or issuable upon the exercise of the Warrant or any portion thereof cease to be Registrable Securities (pursuant to the availability of Rule 144, an alternate registration statement, or other exclusions set forth in the definition of Registrable Securities), liquidated damages shall be paid only with respect to that portion of the Qualified Holder's Registrable Securities that are then Registrable Securities. Notwithstanding the foregoing, the maximum amount of liquidated damages that may be paid to any Qualified Holder pursuant to this Section 3(d) shall be an amount equal to 150% of the exercise price of the Registrable Securities then held by each Qualified Holder at the time of the first occurrence of a Registration Event. Each such payment shall be due and payable within five (5) days after the end of each full 30-day period of the Registration Default Period until the termination of the Registration Default Period and within five (5) days after such termination. If the Company fails to pay any liquidated damages pursuant to this Section in full within seven days after the date payable, the Company will pay interest thereon at a rate of 8% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the Holder, accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full. The Registration Default Period shall terminate upon (i) the filing of the Registration Statement in the case of clause (a) of the definition of Registration Event, (ii) the SEC Effective Date in the case of clause (b) of the definition of Registration Event, (iii) the ability of the Qualified Holder to effect sales pursuant to the Registration Statement in the case of clause (c) of the definition of Registration Event, provided, however, that in the case of clause (c) a Registration Event will not be deemed to have occurred until the date on which the fifteen (15) day period is exceeded, (iv) the listing or inclusion and/or trading of the Common Stock on an Approved Market, as the case may be, in the case of clause (d) of the definition of Registration Event, and (v) in the case of the events described in clauses (b) and (c) of the definition of Registration Event, the earlier termination of the Registration Default Period. The amounts payable as liquidated damages pursuant to this Section 3(d) shall be payable in lawful money of the United States. Amounts payable as liquidated damages to each Qualified Holder hereunder with respect to each share of Registrable Securities shall cease when the Qualified Holder no longer holds such Registrable Securities or all such Registrable Securities can be immediately sold by the Qualified Holder in reliance on Rule 144 or are otherwise no longer Registrable Securities as defined in this Agreement. Notwithstanding the foregoing, the Company will not be liable for the payment of liquidated damages described in this Section 3(d) with respect to any Registrable Securities which are required to be removed from the Registration Statement solely as a result of a comment received from the Commission requiring a limit on the number of Registrable Securities included in such Registration Statement in order for such Registration Statement to be able to avail itself of Rule 415. In such event, the Company will use its commercially reasonable efforts at the first opportunity that is permitted by the Commission to register for resale the Registrable Securities that have been cut back from being registered pursuant to Rule 415 only with respect to that portion of the Qualified Holders' Registrable Securities that are then Registrable Securities.

(e)	If the Commission allows the Registration Statement to be declared effective at any time before or after the Registration Default Date, subject to the withdrawal of certain Registrable Securities from the Registration Statement, and the reason for the withdrawal is the Commission's determination that (x) the offering of any of the Registrable Securities constitutes a primary offering of securities by the Company, (y) Rule 415 may not be relied upon for the registration of the resale of any or all of the Registrable Securities, and/or (z) a Holder of any Registrable Securities must be named as an underwriter, the Holders understand and agree the Company may reduce, on a *pro rata* basis, the total number of Registrable Securities to be registered on behalf of each such Holder. In addition, any such affected Holder shall have demand registration rights after the Registration Statement is declared effective by the Commission until such time as: (AA) all Registrable Securities have been registered pursuant to an effective Registration Statement, (BB) the Registrable Securities may be resold without restriction pursuant to Rule 144 of the Securities Act, or (CC) the Holder agrees to be named as an underwriter in any such registration statement. The Holders acknowledge and agree the provisions of this paragraph may apply to more than one Registration Statement.

4.   Registration Procedures for Registrable Securities. The Company will keep each Holder reasonably advised as to the filing and effectiveness of the Registration Statement. At its expense with respect to the Registration Statement, the Company will:

(a)   prepare and file with the Commission with respect to the Registrable Securities, a Registration Statement on Form S-1, or any other form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of the Registrable Securities in accordance with the intended methods of distribution thereof, and use its commercially reasonable efforts to cause such Registration Statement to become effective and shall remain effective for a period of one year or for such shorter period ending on the earlier to occur of (i) the sale of all Registrable Securities and (ii) the availability under Rule 144 for the Holder to sell the Registrable Securities (the "**Effectiveness Period**"). Each Holder agrees to furnish to the Company a completed questionnaire (a "**Seller's Questionnaire**") not later than five (5) Business Days following the date on which such Holder receives draft materials of such Registration Statement;

(b)   if the Registration Statement is subject to review by the Commission, promptly respond to all comments and diligently pursue resolution of any comments to the satisfaction of the Commission;

(c)   prepare and file with the Commission such amendments and supplements to such Registration Statement as may be necessary to keep such Registration Statement effective during the Effectiveness Period;

(d)   furnish, without charge, to each Holder of Registrable Securities covered by such Registration Statement (i) a reasonable number of copies of such Registration Statement (including any exhibits thereto other than exhibits incorporated by reference), each amendment and supplement thereto as such Holder may reasonably request, (ii) such number of copies of the prospectus included in such Registration Statement (including each preliminary prospectus and any other prospectus filed under Rule 424 of the Securities Act) as such Holders may reasonably request, in conformity with the requirements of the Securities Act, and (iii) such other documents as such Holder may require to consummate the disposition of the Registrable Securities owned by such Holder, but only during the Effectiveness Period;

(e)   use its commercially reasonable efforts to register or qualify such registration under such other applicable securities laws of such jurisdictions as any Holder of Registrable Securities covered by such Registration Statement reasonably requests and as may be necessary for the marketability of the Registrable Securities (such request to be made by the time the applicable Registration Statement is deemed effective by the Commission) and do any and all other acts and things necessary to enable such Holder to consummate the disposition in such jurisdictions of the Registrable Securities owned by such Holder; provided, that the Company shall not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph, (ii) subject itself to taxation in any such jurisdiction, or (iii) consent to general service of process in any such jurisdiction.

(f)   as promptly as practicable after becoming aware of such event, notify each Holder of Registrable Securities, the disposition of which requires delivery of a prospectus relating thereto under the Securities Act, of the happening of any event, which comes to the Company's attention, that will after the occurrence of such event cause the prospectus included in such Registration Statement, if not amended or supplemented, to contain an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading and the Company shall promptly thereafter prepare and furnish to such Holder a supplement or amendment to such prospectus (or prepare and file appropriate reports under the Exchange Act) so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, unless suspension of the use of such prospectus otherwise is authorized herein or in the event of a Blackout Period, in which case no supplement or amendment need be furnished (or Exchange Act filing made) until the termination of such suspension or Blackout Period;

(g)   comply, and continue to comply during the Effectiveness Period, in all material respects with the Securities Act and the Exchange Act and with all applicable rules and regulations of the Commission with respect to the disposition of all securities covered by such Registration Statement;

(h)   as promptly as practicable after becoming aware of such event, notify each Holder of Registrable Securities being offered or sold pursuant to the Registration Statement of the issuance by the Commission of any stop order or other suspension of effectiveness of the Registration Statement;

(i)   use its commercially reasonable efforts to cause all the Registrable Securities covered by the Registration Statement to be quoted on the OTC Bulletin Board or such other principal securities market on which securities of the same class or series issued by the Company are then listed or traded;

(j)   provide a transfer agent and registrar, which may be a single entity, for the shares of Common Stock at all times;

(k)   cooperate with the Holders of Registrable Securities being offered pursuant to the Registration Statement to issue and deliver, or cause its transfer agent to issue and deliver, certificates representing Registrable Securities to be offered pursuant to the Registration Statement within a reasonable time after the delivery of certificates representing the Registrable Securities to the transfer agent or the Company, as applicable, and enable such certificates to be in such denominations or amounts as the Holders may reasonably request and registered in such names as the Holders may request;

(l)   during the Effectiveness Period, refrain from bidding for or purchasing any Common Stock or any right to purchase Common Stock or attempting to induce any person to purchase any such security or right if such bid, purchase or attempt would in any way limit the right of the Holders to sell Registrable Securities by reason of the limitations set forth in Regulation M of the Exchange Act; and

(m)   take all other reasonable actions necessary to expedite and facilitate the disposition by the Holders of the Registrable Securities pursuant to the Registration Statement during the term of this Agreement.

5.   Suspension of Offers and Sales. Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 4(f) hereof or of the commencement of a Blackout Period, such Holder shall discontinue the disposition of Registrable Securities included in the Registration Statement until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 4(f) hereof or notice of the end of the Blackout Period, and, if so directed by the Company, such Holder shall deliver to the Company (at the Company's expense) all copies (including, without limitation, any and all drafts), other than permanent file copies, then in such Holder's possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice.

6.   Registration Expenses. The Company shall pay all expenses in connection with any registration obligation provided herein, including, without limitation, all registration, filing, stock exchange fees, printing expenses, all fees and expenses of complying with applicable securities laws, and the fees and disbursements of counsel for the Company and of its independent accountants; provided, that, in any underwritten registration, each party shall pay for its own underwriting discounts and commissions and transfer taxes. Except as provided in this Section and Section 9, the Company shall not be responsible for the expenses of any attorney or other advisor employed by a Holder.

7.   Assignment of Rights. No Holder may assign its rights under this Agreement to any party without the prior written consent of the Company; provided, however, that in the event of a transfer of the Warrant or the Warrant Shares (or a portion thereof) by any Holder pursuant to Section 4 of the Warrant, such Holder may, without such consent, assign its rights under this Agreement with respect to the Warrant or the Warrant Shares (or portion thereof) so transferred. Each such assignee, by accepting such assignment of the rights of the assignor hereunder shall be deemed to have agreed to and be bound by the terms of this Agreement including the obligations of the assignor hereunder.

8.   Information by Holder. Holders included in any registration shall furnish to the Company such information as the Company may reasonably request in writing regarding such Holders and the distribution proposed by such Holders including an updated Seller's Questionnaire if requested by the Company.

9.   Indemnification.

(a)   In the event of the offer and sale of Registrable Securities under the Securities Act, the Company shall, and hereby does, indemnify and hold harmless, to the fullest extent permitted by law, each Holder, its directors, officers, partners, each other person who participates as an underwriter in the offering or sale of such securities, and each other person, if any, who controls or is under common control with such Holder or any such underwriter within the meaning of Section 15 of the Securities Act, against any losses, claims, damages or liabilities, joint or several, and expenses to which the Holder or any such director, officer, partner or underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement of any material fact contained in any registration statement prepared and filed by the Company under which Registrable Securities were registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission to state therein a material fact required to be stated or necessary to make the statements therein in light of the circumstances in which they were made not misleading, and the Company shall reimburse each Holder, and each such director, officer, partner, underwriter and controlling person for any legal or any other expenses reasonably incurred by them in connection with investigating, defending or settling any such loss, claim, damage, liability, action or proceeding; provided, that the Company shall not be liable in any such case with respect to each Holder (i) to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement in or omission from such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Company by such Holder for use in the preparation thereof or (ii) if the person asserting any such loss, claim, damage, liability (or action or proceeding in respect thereof) who purchased the Registrable Securities that are the subject thereof did not receive a copy of an amended preliminary prospectus or the final prospectus (or the final prospectus as amended or supplemented) at or prior to the written confirmation of the sale of such Registrable Securities to such person because of the failure of such Holder or underwriter to so provide such amended preliminary or final prospectus and the untrue statement or omission of a material fact made in such preliminary prospectus was corrected in the amended preliminary or final prospectus (or the final prospectus as amended or supplemented). Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Holders, or any such director, officer, partner, underwriter or controlling person and shall survive the transfer of such securities by the Holder.

(b)   As a condition to including Registrable Securities in any registration statement filed pursuant to this Agreement, each Holder agrees to be bound by the terms of this Section 9 and to indemnify and hold harmless, to the fullest extent permitted by law, the Company, each of its directors, officers, partners, legal counsel and accountants and each underwriter, if any, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which the Company or any such director or officer or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon an untrue statement in or omission from such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished by the Holder for use in the preparation thereof, and such Holder shall reimburse the Company, and such Holders, directors, officers, partners, legal counsel and accountants, persons, underwriters, or control persons, each such director, officer, and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating, defending, or settling any such loss, claim, damage, liability, action, or proceeding; provided, however, that such indemnity agreement found in this Section 9(b) shall in no event exceed the net proceeds received by such

Holder as a result of the sale of Registrable Securities pursuant to such registration statement, except in the case of fraud or willful misconduct. Such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of the Company or any such director, officer or controlling person and shall survive the transfer by any Holder of such shares.

(c)   Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in this Section (including any governmental action), such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the indemnifying party of the commencement of such action; provided, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Section, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, unless in the reasonable judgment of counsel to such indemnified party a conflict of interest between such indemnified and indemnifying parties may exist or the indemnified party may have defenses not available to the indemnifying party in respect of such claim, the indemnifying party shall be entitled to participate in and to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties arises in respect of such claim after the assumption of the defenses thereof or the indemnifying party fails to defend such claim in a diligent manner, other than reasonable costs of investigation. Neither an indemnified nor an indemnifying party shall be liable for any settlement of any action or proceeding effected without its consent. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement, which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation. Notwithstanding anything to the contrary set forth herein, and without limiting any of the rights set forth above, in any event any party shall have the right to retain, at its own expense, counsel with respect to the defense of a claim. Each indemnified party shall furnish such information regarding itself or the claim in question as an indemnifying party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

(d)   If an indemnifying party does or is not permitted to assume the defense of an action pursuant to Sections 9(c) or in the case of the expense reimbursement obligation set forth in Sections 9(a) and (b), the indemnification required by Sections 9(a) and 9(b) shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills received or expenses, losses, damages, or liabilities are incurred.

(e)   If the indemnification provided for in Section 9(a) or 9(b) is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to herein, the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall (i) contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense as is appropriate to reflect the proportionate relative fault of the indemnifying party on the one hand

and the indemnified party on the other (determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission relates to information supplied by the indemnifying party or the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission), or (ii) if the allocation provided by clause (i) above is not permitted by applicable law or provides a lesser sum to the indemnified party than the amount hereinafter calculated, not only the proportionate relative fault of the indemnifying party and the indemnified party, but also the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other, as well as any other relevant equitable considerations. No indemnified party guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any indemnifying party who was not guilty of such fraudulent misrepresentation.

(f)   Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with an underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(g)   Other Indemnification. Indemnification similar to that specified in this Section (with appropriate modifications) shall be given by the Company and each Holder of Registrable Securities with respect to any required registration or other qualification of securities under any federal or state law or regulation or governmental authority other than the Securities Act.

10.   Miscellaneous.

(a)   Governing Law. This Agreement will be governed by and construed under the laws of the State of New York without regard to conflicts of laws principles that would require the application of any other law.

(b)   Remedies. The remedies provided in this Agreement shall be cumulative and in addition to all other remedies available under this Agreement at law or in equity, and nothing herein shall limit the right of the Holder to pursue actual damages for any failure by the Company to comply with the terms of this Agreement. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other remedies available, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

(c)   Successors and Assigns. This Agreement shall be binding upon and inure to the sole and exclusive benefit of the Company, its successors and assigns, and the Holder or Holders.

(d)   No Inconsistent Agreements. The Company has not entered, as of the date hereof, and shall not enter, on or after the date of this Agreement, into any agreement with respect to its securities that would have the effect of impairing the rights granted to the Holders in this Agreement or otherwise conflicts with the provisions hereof.

(e)   Entire Agreement. This Agreement and the Warrant, and the other agreements referred to in the recitals hereof, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof.

(f)   Notices, etc. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); (b) sent by facsimile or e-mail with confirmation of transmission by the transmitting equipment; (c) received or rejected by the addressee, if sent by certified mail, return receipt requested; or (d) seven days after the placement of the notice into the mails (first class postage prepaid). All such notices, consents, waivers and other communication shall be given hereunder using the contact information provided below or such other address, facsimile number, or e-mail address as may be provided by the Holder:

> Harlan D. Peltz
> Peltz Capital Management, LLC
> c/o Triarc Companies, Inc.
> 280 Park Avenue
> New York, NY 10017
> Facsimile: (212) 451-3260
> Email: harlan@pcmcapital.com

And to:

> Andy Peltz
> Peltz Capital Management, LLC
> 9601 Wilshire Boulevard, Penthouse
> Beverly Hills, CA 90210
> Facsimile: (310) 281-0912
> Email: andy@pcmcapital.com

If to the Company:

> Single Touch Systems Inc.
> 2235 Encinitas Blvd., Suite 210
> Encinitas, CA 92024
> Attention: Anthony Macaluso, Chief Executive Officer
> Facsimile: 760 438 1171
> Email: anthony@singletouch.net

(g)   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Holder, upon any breach or default of the Company under this Agreement, shall impair any such right, power or remedy of such Holder nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of any similar breach or default thereunder occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Holder of any breach or default under this Agreement, or any waiver on the part of any Holder of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, or by law or otherwise afforded to any holder, shall be cumulative and not alternative.

(h)   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

(i)   Severability. If a court of competent jurisdiction holds any provision of this Agreement invalid or unenforceable, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

(j)   Amendments. The provisions of this Agreement may be amended at any time and from time to time, and particular provisions of this Agreement may be waived, with and only with an agreement or consent in writing signed by the Company and the Majority Holders. The Holder acknowledges that by the operation of this Section, the Majority Holders may have the right and power to diminish or eliminate all rights of the Holders under this Agreement.

(k)   Limitation on Subsequent Registration Rights. After the date of this Agreement, the Company shall not, without the prior written consent of the Majority Holders, enter into any agreement with any holder or prospective holder of any securities of the Company that would grant such holder registration rights senior or equal to those granted to the Holders hereunder.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, this Registration Rights Agreement is hereby executed as of the date first above written.

SINGLE TOUCH SYSTEMS INC.

By: _____/s/Anthony Macaluso_____
      Name: Anthony Macaluso
      Title: Chief Executive Officer

PELTZ CAPITAL MANAGEMENT, LLC

By: _____/s/Andrew L. Peltz_____
      Name: ___ Andrew L. Peltz _____
      Title: ___Partner_____